STATE OF NORTH CAROLINA
                              UTILITIES COMMISSION

                                     RALEIGH

                             DOCKET NO. G-5, SUB 400
                                 DOCKET NO. G-43

BEFORE THE NORTH CAROLINA UTILITIES COMMISSION

                  In the Matter of

Application of SCANA Corporation and Public          )        ORDER
Service Company of North Carolina, Inc., for         )        APPROVING
Authorization under General Statute Sections         )        MERGER AND
62-111 and 62-161 to Exchange and Redeem             )        ISSUANCE OF
Securities in Connection with a Business             )        SECURITIES
Combination Transaction                              )

HEARD: Community Classroom of the Gaston County Health Department, 991 West Hudson Boulevard, Gastonia, North Carolina, on Tuesday, July 13, 1999, at 7:00 p.m.;

          Courtroom  No.  2,  Buncombe  County  Courthouse,   Asheville,   North
          Carolina, on Wednesday, July 14, 1999, at 7:00 p.m.;

          Commission Hearing Room 2115, Dobbs Building, 430 North Salisbury Street, Raleigh, North Carolina, on Monday, August 30, 1999, at 7:00 p.m. and Tuesday, August 31, 1999, at 9:30 a.m.; and

          Commission Hearing Room 2115, Dobbs Building, 430 North Salisbury Street, Raleigh, North Carolina, on Monday, September 27, 1999, through Wednesday, September 29, 1999.

BEFORE: Chairman Jo Anne Sanford, Presiding, and Commissioners Ralph A. Hunt, Judy Hunt, William R. Pittman, J. Richard Conder, and Robert V. Owens, Jr.

APPEARANCES:

     For SCANA Corporation and Public Service Company of North Carolina, Inc.

          Sarena D. Burch, Associate General Counsel, SCANA Corporation, 1426 Main Street, Columbia, South Carolina 29201



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          J. Paul  Douglas,  Corporate  Counsel and  Secretary,  Public  Service
          Company of North Carolina, Inc., Post Office Box 1398, Gastonia, North Carolina 28053

          Allyson K. Duncan, Kilpatrick Stockton, LLP, 3737 Glenwood Avenue, Suite 400, Raleigh, North Carolina 27612

     For Carolina Utility Customers Association, Inc.:

          James P. West, West Law Offices, PC, Suite 1735, 434 Fayetteville Street Mall, Raleigh, North Carolina 27601

     For the Using and Consuming Public:

          Gisele L. Rankin and Amy Barnes Babb, Staff Attorneys, Public Staff-North Carolina Utilities Commission, Post Office Box 29520, Raleigh, North Carolina 27626-0520

          Leonard Green, Assistant Attorney General, North Carolina Department of Justice, Post Office Box 629, Raleigh, North Carolina 27602-0629

     BY THE COMMISSION: On May 3, 1999, SCANA Corporation (SCANA) and Public Service Company of North Carolina, Inc. (PSNC) (collectively Applicants), filed a joint application with the North Carolina Utilities Commission (Commission or NCUC) pursuant to G.S. 62-111, G.S. 62-161, and Commission Rule R1-16 for authorization to engage in and to issue securities in connection with a business combination transaction. In the initial application, the Applicants explained that they had agreed to a two-step merger transaction. In the first step, a wholly-owned subsidiary of SCANA formed for the purposes of the merger would be merged into SCANA and SCANA would survive. In the second step, PSNC would be merged with and into another wholly owned subsidiary of SCANA, and the SCANA subsidiary would survive. Depending on the outcome of certain regulatory proceedings, PSNC was to be merged either into a special purpose subsidiary of SCANA formed for the purposes of the merger, or into South Carolina Electric & Gas Company (SCE&G), SCANA's existing gas and electric utility. Following the receipt of the required state and federal regulatory and other approvals, PSNC was to become either a direct subsidiary of SCANA or a division of SCE&G.

     By a petition dated May 14, 1999, Carolina Utility Customers Association, Inc. (CUCA), filed a petition to intervene, which was allowed by the Commission. By notice dated July 20, 1999, the Attorney General filed his intervention. The intervention of the Public Staff is noted pursuant to Commission Rule R1-19(e).

     On May 19, 1999, the Commission issued an order scheduling the application for public hearings in Gastonia, Asheville, and Raleigh, North Carolina. The evidentiary


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hearing on the  application  was scheduled to begin August 31, 1999, in Raleigh.
The Order also established the due dates for prefiled testimony, the filing of petitions to intervene, and required PSNC to provide public notice of the application and the scheduled hearings. Notice was properly given by PSNC. The public hearings were held as scheduled.

     On August 11, 1999, the Public Staff filed a motion requesting that the Commission issue an order extending the due date for the filing of Public Staff and other intervenor testimony to and including Friday, August 20, 1999, based on SCANA's notice from the Securities and Exchange Commission (SEC) that SCANA could not acquire PSNC and remain an exempt holding company under the Public Utility Holding Company Act of 1935 (PUHCA). In addition, the Public Staff requested additional time to file its testimony in order to review SCANA's and PSNC's filings pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (Hart-Scott-Rodino) with the United States Department of Justice and the Federal Trade Commission (FTC). By Order dated August 11, 1999, the Commission granted the Public Staff's request for an extension of time to file testimony and extended the due date for the filing of intervenor testimony to and including August 20, 1999.

     On August 19, 1999, the Applicants filed a motion to amend their application and testimony to reflect SCANA's decision to hold PSNC as a wholly-owned subsidiary of SCANA and register with the SEC as a holding company under PUHCA. As a result of this change, it was necessary to revise paragraph 9 on page 4 of the Applicants' initial application and to reflect the change in the prefiled direct testimony of William B. Timmerman and Charles E. Zeigler, Jr.

     On August 19, 1999, CUCA filed a request with the Commission that the hearing be continued until at least October 5, 1999, and that the due date for intervenor testimony be extended commensurately. On August 20, 1999, the Public Staff filed a second motion for an extension of time to file testimony and requested that the Commission issue an order extending the due date for the filing of intervenor testimony to Monday, August 23, 1999, and the due date for the filing of the Applicants' rebuttal testimony to Friday, August 27, 1999. The Commission issued an Order granting the extensions requested by the Public Staff.

     On August 20, 1999, CUCA filed a motion asking that the Commission reconsider the extensions of time granted in its Order of August 20, 1999. In its motion, CUCA requested that the Commission postpone the hearing by at least one month and reset the procedural schedule to accommodate additional discovery. On August 23, 1999, the Public Staff filed its response to CUCA's motion for reconsideration. SCANA and PSNC also filed on August 23, 1999, in opposition to CUCA's motion for a continuance. On August 24, 1999, the Commission issued an order allowing the Applicants' motion to amend their application and testimony and allowing CUCA's motion for a continuance. The motion for continuance was allowed "[b]ased upon the Applicants' moving to amend


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the application only one business day before intervenor testimony was due."1 The evidentiary hearing was rescheduled to begin on Monday, September 27, 1999, at 1:30 p.m., intervenor testimony was made due on or before September 13, 1999, and the Applicants' rebuttal testimony, if any, was made due on or before September 20, 1999.

     Numerous  motions  regarding   discovery   disputes  were  filed,  and  the
Commission made rulings on these motions.

     The case was heard on September 27, 1999, through September 29, 1999. Following opening statements, the Applicants presented the testimony of William
B. Timmerman, Chairman and Chief Executive Officer of SCANA, and Charles E. Zeigler, Jr., Chairman, President and Chief Executive Officer of PSNC. Eugene H. Curtis, Director, Natural Gas Division; Thomas W. Farmer, Jr., Director, Economic Research Division; and James G. Hoard, Supervisor, Natural Gas Section, Accounting Division, presented testimony as a panel on behalf of the Public Staff. CUCA presented the testimony of Dr. Mark Frankena, a Principal with Economists, Incorporated, and Kevin W. O'Donnell, President, Nova Energy Consultants, Inc. The Applicants then presented the rebuttal testimony of Kevin
B. Marsh, Senior Vice President, Chief Financial Officer, and Controller of SCANA; Charles E. Zeigler, Jr., Chairman, President and Chief Executive Officer of PSNC; and Dr. Julius A. Wright, President, J. A. Wright and Associates. No other parties presented testimony, and no public witnesses testified at the hearings. Proposed orders and briefs were filed on November 3, 1999.

     Based on the Applicants' verified application, the testimony and exhibits received into evidence at the hearing, and the record as a whole, the Commission now makes the following

                                FINDINGS OF FACT

     1. PSNC is a public utility company incorporated in North Carolina, and it is subject to the jurisdiction of this Commission. PSNC is engaged primarily in the business of transporting, distributing and selling natural gas to approximately 350,000 customers in 95 cities and communities within its service territories in the central and western portions of the State.

--------
     1 The Commission notes that Carolina Power & Light Company (CP&L) and North Carolina Natural Gas Corporation (NCNG), in their merger proceeding (Docket Nos. E-2, Sub 740 and G-21, Sub 377), similarly moved to amend their application one day before intervenor testimony was due. However, unlike the instant case, no party to the CP&L/NCNG merger proceeding requested that the hearing be delayed.


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     2. SCANA is an  energy-based  holding  company duly  organized and existing under the laws of the State of South Carolina with total assets, net of accumulated depreciation, of $5.3 billion at December 31, 1998. Its primary subsidiary, SCE&G, is a public utility that provides electric service to more than 517,000 electric customers in the central, southern, and southwestern portions of South Carolina and provides natural gas service to more than 256,000 retail customers in central and southern South Carolina, subject to the jurisdiction of the Public Service Commission of South Carolina. SCANA also owns South Carolina Pipeline Corporation, an intrastate pipeline; South Carolina Generating Company, which sells electricity to SCE&G and is regulated by the
Federal  Energy  Regulatory   Commission   (FERC);   and  several   nonregulated
energy-related, telecommunications, and other businesses.

     3. Through their application to the Commission, SCANA and PSNC seek authorization under G.S. 62-111 and G.S. 62-161 to engage in a business combination transaction and for authorization to exchange or redeem securities in connection with that transaction. The proposed transaction would make PSNC a wholly-owned subsidiary of SCANA through a two-step process. In the first step, a wholly-owned subsidiary of SCANA would be formed for the purpose of the merger; it would be merged with and into SCANA, and SCANA would survive. In step two, PSNC would be merged with and into a special purpose subsidiary of SCANA formed for the purposes of the merger, and after all approvals have been obtained, PSNC would become a direct subsidiary of SCANA. The merger would maintain the existing legal and regulatory status of PSNC.

     4. If the merger is approved, shareholders of both SCANA and PSNC will have the option of electing either cash or SCANA common stock or a combination of both in return for their shares, subject to specific limitations. In exchange for each share of common stock, PSNC shareholders will be given the option of receiving either (1) $33 in cash, subject to the limitation that a maximum of 50% of the aggregate consideration to be paid to PSNC shareholders may be paid in cash, or (2) shares of SCANA common stock based on an exchange ratio designed to distribute SCANA common stock with a market value of approximately $33 for each share of PSNC common stock, subject to specific restrictions. SCANA shareholders will have the option of electing either $30 in cash or 1.0 share of SCANA common stock for each share of SCANA common stock held, subject to the requirement that SCANA will pay a maximum of $700 million in cash in the aggregate as consideration if the merger is approved. PSNC shareholders will have the right of first refusal to receive cash from this pool, subject to the 50% limitation of total PSNC consideration.

     5. Upon the closing of the merger transaction, SCANA will register with the SEC as a holding company under PUHCA. SCANA and PSNC committed in their amended application to taking all such actions as the Commission finds necessary to protect the Commission's jurisdiction from preemption. The Regulatory Conditions adopted herein,


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along with the commitments made by the Applicants,  are adequate to protect this
Commission's jurisdiction from preemption by the SEC pursuant to PUHCA.

     6. After the merger is consummated, PSNC will continue to maintain and issue its own debt and will remain an entity separate from SCANA with its own Commission- approved capital structure.

     7. The quantitative measures of financial strength commonly considered by bond rating agencies are expected to improve for PSNC, because SCANA and SCE&G both have stronger corporate credit and debt ratings than PSNC. Specifically, Standard & Poor's, a bond rating agency, placed the ratings for PSNC on CreditWatch with positive implications, and Moody's Investment Service confirmed the ratings and changed its outlook to positive.

     8. While it is too soon to quantify the benefits of PSNC's strengthened financial position to PSNC and its ratepayers, the merger is very likely to reduce PSNC's cost of borrowing over the long-term.

     9. The cost-of-capital Regulatory Conditions (Regulatory Conditions 20 through 24), adequately protect PSNC's ratepayers from any merger-related increases in the cost of capital.

     10. Other significant benefits to PSNC's ratepayers would result from the merger, including, among others, the creation of a larger, more viable and more financially diverse company with a broader range of assets; the creation of a company that is better able to compete and better able to provide stable and reliable service; the implementation of operating efficiencies from economies of scale and the more efficient use of such features as SCANA's state-of-the art information system; the avoidance of future rate increases; and the implementation of an immediate rate reduction and a five-year rate cap.

     11. As a condition of the merger (Regulatory Condition 30), PSNC will reduce rates by $1,043,542 within six months of the merger's closing date and then reduce rates 12 months later by an additional $1,043,542. This equates to an annual rate reduction of approximately $2.1 million, when fully implemented, that will benefit PSNC's ratepayers until at least the end of the five-year rate cap period.

     12. The five-year rate cap is equivalent to three years of avoiding rate increases comparable to PSNC's most recent rate increase, which amounts to approximately $37.5 million of avoided rate increases.

     13. All costs of the merger and all direct and indirect corporate cost increases attributable to the merger will be excluded from PSNC's utility accounts or costs for all purposes that affect its retail rates and charges.


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     14. Upon  closing,  the  difference  between the purchase  price offered by
SCANA and the currently recorded value of PSNC's assets and liabilities will be recorded as an acquisition adjustment. SCANA and PSNC have agreed to exclude this acquisition adjustment from PSNC's utility accounts for all purposes that could affect PSNC rates and charges.

     15. Total merger costs, including the acquisition adjustment, are estimated to be $495 million. PSNC's ratepayers will bear no responsibility for these costs.

     16. The commitments of the Applicants, including their absorption of all direct and indirect merger costs and the acquisition adjustment that will be created upon closing, and the rate reduction and five-year rate cap, constitute an equitable allocation of benefits and costs between ratepayers and shareholders.

     17. While an evaluation of potential savings resulting from a merger may provide relevant information to consider pursuant to G.S. 62-111, neither North Carolina law nor Commission rules or precedent currently require a formal quantification of such savings in every case.

     18. The Public Staff quantified all of the potential areas of material cost savings that it believed could be creditably quantified. Most of the items of potential savings that were not quantified were viewed as too speculative to quantify at this time or were viewed as imposing costs that would offset part, if not all, of the potential savings for a particular item.

     19. PSNC's quality of service is expected to be maintained after the merger. Regulatory Condition 31 is designed to ensure that the quality of service received by PSNC's customers does not decline due to changes in corporate structure or because of other potential effects of the merger.

     20. There is a limited amount of gas-fired generation in operation at this time in North Carolina. The approximately 4,000 MW of gas-fired combustion turbine generation under construction or in the process of being certificated will be served by a significant number of suppliers. Only 320 MW of this combustion turbine capacity is in PSNC's territory. Current and future gas-fired generators competing with SCANA have significant alternatives to PSNC for delivered gas service.

     21. The FTC and the Department of Justice, which have jurisdiction over market power issues at the federal level, found no basis in SCANA's and PSNC's Hart-Scott-Rodino filings on which to request additional information or otherwise pursue market power as an issue raised by the proposed merger.


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     22.  The  appropriateness  of  imposing  a code of  conduct  as a means  of mitigating market power concerns is well-recognized nationwide.

     23. The Regulatory Conditions and Code of Conduct adopted herein are adequate to address any market power issues which may arise in the future.

     24. The Regulatory Conditions and Code of Conduct and the commitments by SCANA and PSNC in their testimony, which have been adopted herein, are adequate to ensure that there will be no adverse impact on the rates and service of PSNC's retail ratepayers, that PSNC's ratepayers are protected as much as possible from potential harm, and that they will receive sufficient benefits from the merger to offset any potential costs and harms.

     25. The business combination transaction proposed by SCANA and PSNC is justified by the public convenience and necessity, and the proposed exchange and redemption of PSNC stock in connection therewith are for a lawful object, are compatible with the public interest, are consistent with the proper performance by PSNC of its service to the public, and will not impair PSNC's ability to provide that service at just and reasonable rates.

     26. The Regulatory Conditions and Code of Conduct adopted by the Commission herein, construed and applied consistently with the Commission's Rules and Regulations and the laws of North Carolina, are adequate to address the potential issues and complaints that might arise. To the extent new issues or concerns require that the Regulatory Conditions and/or Code of Conduct approved herein be modified, the Commission has full authority to modify them consistent with the public interest.

     27. The unbundling and/or deregulation of natural gas service and any promotions associated therewith are not relevant to a determination of whether SCANA and PSNC's proposed business combination transaction is in the public interest.

             EVIDENCE AND CONCLUSIONS FOR FINDINGS OF FACT NOS. 1-4

     Evidence supporting these findings of fact is contained in the verified application and direct testimony and in the Commission's records. These findings of fact are essentially informational, procedural, and jurisdictional in nature and are not controverted.

               EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT NO. 5

     The evidence supporting this finding is found in the testimony of SCANA witness William B. Timmerman, PSNC witness Charles E. Zeigler, Jr., and Public Staff witnesses Eugene H. Curtis, Jr., Thomas W. Farmer, Jr., and James G. Hoard, who testified as a panel.


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     SCANA witness Timmerman  testified that upon completion of the merger, PSNC will become a wholly-owned subsidiary of SCANA and SCANA will register with the SEC as a holding company under PUHCA. In their amended application, SCANA and PSNC committed to take all such actions as the Commission finds necessary to protect the Commission's jurisdiction from preemption. The Applicants also committed to not seek to reflect in rates any costs incurred or revenue level earned under an agreement subject to PUHCA except to the extent permitted by this Commission.

     SCANA witness Timmerman discussed in detail the consequences of becoming a registered holding company in his pre-filed testimony. He explained that PUHCA is directed at the financial operations and corporate structure of multi-state holding companies that own electric and gas public utility companies. According to witness Timmerman, PUHCA regulation focuses on protecting the interests of consumers and investors and in furthering the public interest through controlling, among other things, (1) expansions of utility systems that do not tend to form an integrated and efficient system; (2) diversification into unrelated, non-utility activities; (3) the issuance of securities that are inconsistent with sound capital structures; (4) intra-system transactions such as loans, dividends, and service, sales and construction contracts that may be detrimental to public utilities and other subsidiaries in the holding company system; and (5) the maintenance of accounts and records.

     Witness Timmerman testified that PUHCA was not intended to reach the production and sale of natural gas and electricity. The FERC polices these operations at the federal level and state regulatory commissions have jurisdiction over local operations. He contended that the SEC acknowledges that the FERC and state commissions will continue to have the primary responsibility to protect consumers through their ratemaking authority and that PUHCA is simply intended to facilitate the work of other regulators by placing certain restraints on the activities of public utility holding companies. Witness Timmerman also stated, "I would note that the SEC acknowledges that in many ways its regulation under the 1935 Act is no longer necessary in light of improvements in the regulation of securities issuances under the other federal securities laws and effective state regulatory oversight of utility operations. For these reasons the SEC has recommended repeal of the 1935 Act to Congress."

     The Public Staff panel testified that its major concern with the merger was SCANA becoming a registered holding company under PUHCA, which presents the risk that certain aspects of the Commission's authority to regulate PSNC could be found to be preempted by the SEC. Unless adequate protections are imposed, the Commission risks losing jurisdiction in a number of areas, including (1) affiliate charges made to and incurred by PSNC, (2) the transfer of assets between and among affiliates and PSNC, (3) the value placed on such transfers, and (4) securities issuances and financings affecting PSNC.


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     The Public Staff panel further testified that a registered  holding company is generally prohibited from charging their utility affiliates for services. Instead, the SEC tends to favor the formation of separate affiliated service
companies  to  be  used  in  gaining  efficiencies  from   centralization.   SEC
regulations are in place to govern the terms of transactions between service companies and affiliated utilities. After the merger is consummated, many of the goods and services PSNC currently buys or performs for itself or obtains from independent vendors could be provided by one or more affiliated companies. As a result, the Commission could lose jurisdiction over much of PSNC's cost of service. This raises the concern that PSNC's ratepayers could pay higher rates than the Commission would otherwise find appropriate. For example, if the gas supply and procurement function presently performed separately by a SCANA affiliate for SCE&G and by PSNC for itself were to be centralized in a SEC-approved service company, the Commission could be prevented from disallowing the costs of any gas purchases made by the service company unless the SEC also disallowed such purchases. To solve this problem, the Public Staff proposed Regulatory Conditions that would protect the Commission's jurisdiction.

     These Regulatory Conditions require, among other things, that PSNC not engage in any transaction that is subject to PUHCA without prior approval by this Commission of the contract memorializing the transaction. The contract itself must provide that PSNC may not incur any charges that are inconsistent with the terms and conditions approved by the Commission, nor seek to reflect in rates any cost incurred or revenue level earned except as permitted by the Commission. PSNC, SCANA, and their affiliates may not assert in any forum that PUHCA preempts this Commission from reviewing the reasonableness of any commitment entered into by PSNC, and must bear the full risk of any preemptive effects of PUHCA. In addition to the foregoing, the Regulatory Conditions provide that PSNC is not allowed to take service from an affiliate at costs which exceed fair market value, and the Applicants are required to request in their application filed with the SEC that the SEC include certain language designed to protect the Commission's jurisdiction over affiliate transactions, the transfer of assets and financings.

     The recommended Regulatory Conditions were revised after the Public Staff filed its testimony, and the revised Regulatory Conditions were admitted into evidence as Public Staff Panel Exhibit 4. SCANA and PSNC indicated at the hearing that they were reserving their right to comment and oppose some of the PUHCA Regulatory Conditions. They subsequently did not take issue with any of these Regulatory Conditions.

     CUCA argued that the Commission can neither control the SEC nor overcome federal preemption and will not be able to unscramble the merger if the SEC decides to assert jurisdiction. Those arguments are correct. However, they ignore both the Regulatory Conditions' focus on requiring the Applicants to come before the Commission first as well as testimony indicating that the SEC is unlikely to preempt state regulation of retail sales of natural gas.


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     Based on the  foregoing,  the  Commission  concludes  that  the  Regulatory
Conditions   adopted  herein  are  adequate  to  ensure  that  the  Commission's jurisdiction is protected from preemption and that PSNC's ratepayers are as insulated as possible from potential adverse consequences of SCANA's PUHCA registration. However, the Regulatory Conditions require the Applicants to request that the SEC include certain language in its final order or orders approving SCANA's acquisition of PSNC. The Commission expects the Applicants to urge the SEC to include such language. In addition, the Commission strongly encourages the SEC to include the requested language.

             EVIDENCE AND CONCLUSIONS FOR FINDINGS OF FACT NOS. 6-9

     The evidence supporting these findings of fact is contained in the testimony and exhibits of SCANA witness Timmerman, PSNC witness Zeigler, and the Public Staff panel.

     SCANA witness Timmerman testified that the merger will create a larger, more financially diverse company with a broader range of assets. He further testified that the merger should enable SCANA to enjoy an increased cash flow for reinvestment or growth in the competitive energy and services delivery business and provide additional resources for the expansion of natural gas service. With respect to PSNC, he testified that to a considerable extent, the benefits to PSNC mirror those to SCANA. PSNC witness Zeigler testified that SCANA's size and its aggressive and successful management team will facilitate future financial stability. He further testified that SCANA's net income for 1998 was more than ten times the amount earned by PSNC during that same period.

     The Public Staff testified that PSNC's financial position will be strengthened as a result of the merger because the merged company would be much larger than PSNC alone. This benefit, plus the opportunity to reduce costs, should place PSNC in a position to avoid rate increases of the same magnitude and frequency as in the past. Public Staff witness Farmer noted that Standard & Poor's debt and common stock ratings and Value Line's financial strength and safety measures are all stronger for SCANA than they are for PSNC. In addition, he noted that PSNC also would have additional cash flow available from SCANA, its access to capital should be increased because of SCANA's higher debt rating, and some of PSNC's future requirements for capital expenditures could be included in SCANA's overall debt financing. While Mr. Farmer stated that he believed that there was insufficient data at this point in time to quantify these savings to PSNC, particularly because the debt rating agencies would not act on PSNC's ratings until after the merger is consummated, the net result should be a reduction in PSNC's cost of borrowing.

     Based on the foregoing, the Commission concludes that PSNC's financial position should be strengthened as a result of the merger. In addition, PSNC's ratepayers are insulated by the Regulatory Conditions from any increases in cost of capital and other risks. Specifically, Regulatory Condition 19 requires PSNC to maintain its books and records in a manner that will allow all of the components of its cost of capital to be clearly and separately identifiable. The purpose of this Regulatory Condition is to ensure that the components of the cost of capital are isolated so that ratepayers can be held harmless from the effect of any merger-related risks. Similarly, Regulatory Condition 21 protects ratepayers from the possibility of higher borrowing costs if the merger was to have a negative impact on PSNC's credit rating. It provides that to the extent that the cost rates of long-term debt, short-term debt, or preferred stock are adversely affected by a downgrade of the stock due to the merger, a replacement cost rate will be utilized to prevent PSNC's ratepayers from paying any increased costs. The replacement cost would be used for all financings, refundings, and refinancings through PSNC's next general rate case.

     Finally, under Regulatory Condition 23, the cost of capital Regulatory Conditions also apply to PSNC's determinations of its maximum allowable
Allowance for Funds Used During Construction (AFUDC), the rates of return applied to any of PSNC's deferral accounts and regulatory assets and liabilities that accrues a return, and any other component of PSNC's cost of service that is affected by the cost of debt or preferred stock.

     Based on the foregoing, the Commission concludes that PSNC's financial position should be strengthened as a result of the merger and that PSNC's ratepayers are adequately protected from any merger-related cost-of-capital increases and risks.

            EVIDENCE AND CONCLUSIONS FOR FINDINGS OF FACT NOS. 10-18

     The evidence supporting these findings of fact is contained in the testimony and exhibits of SCANA witness Timmerman, PSNC witness Zeigler, the Public Staff panel, and CUCA witness O'Donnell.

     SCANA witness Timmerman testified that PSNC's ratepayers would benefit in many ways from the merger. In addition to the previously discussed cost of capital benefits, these include the availability of additional resources that will better facilitate expansion; the broadening and diversification of PSNC's customer base; the broadening of the range of the products and services offered to customers; the creation of a larger, more viable, and more financially diverse company with a broader range of assets that is better able to compete and better able to provide stable and reliable service; and operating efficiencies from economies of scale and the more efficient use of such features as SCANA's state-of-the-art information systems.

     With respect to direct and indirect merger-related costs, SCANA witness Timmerman committed in his prefiled direct testimony that SCANA would exclude all costs of the merger and all direct and indirect corporate cost increases, including acquisition premiums, attributable to the merger, from PSNC's utility accounts or costs for all purposes that affect PSNC's retail rates and charges.

     PSNC witness Zeigler testified that PSNC's combination with SCANA will enable PSNC to provide a greater array of products and services to more customers than it would have been able to provide as an independent company, which provides two benefits. First, it provides PSNC's customers more choices, and, second, it creates supplemental margins that will make it possible to expand PSNC's system more aggressively with fewer general rate increases. In addition, he testified that the critical mass and operating efficiencies that would result from the merger would facilitate the provision of service by PSNC at a lower cost than would have been possible otherwise. He further testified that there would be longer intervals between rate cases than in the past and that greater financial resources and sources of financing would encourage greater expansion of PSNC's system. On rebuttal, he testified that the primary financial benefit for PSNC's customers is future cost avoidance as opposed to savings. PSNC has agreed to a five-year moratorium on general rate cases. Witness Ziegler testified that PSNC's rate case cycle has been two years, and the most recent general rate case resulted in increased revenues of $12.5 million. If the next PSNC rate case was of the same magnitude as the 1998 one, the savings attributable to the five-year moratorium are equivalent to three years of avoiding a $12.5 million increase, or approximately $37.5 million. He conceded that there would be reduced costs in the specific areas identified by the Public Staff, although he believed the Public Staff overstated the number of employees that would be displaced. In addition, Mr. Zeigler elaborated on his assertion that cost avoidance was a major benefit of the proposed merger by asserting that in order to continue to provide adequate customer service, it would be necessary at some point in the future, absent the merger, for PSNC to install an updated customer information system at a cost of approximately $15 million.

     PSNC witness Zeigler also testified that PSNC's annual capital budgets for the next five years will range from $46 million to $50 million. Given that PSNC now has total net assets of $640 million, PSNC's assets would be increased by almost half that amount ($300 million) over the next six to seven year period. Because PSNC had decided not to contest the Public Staff's recommended five-year rate cap, Mr. Zeigler testified that he believes that this is a tremendous savings to PSNC's ratepayers. He also testified that the acquisition premium that SCANA is paying for PSNC will be excluded from PSNC's utility accounts for all purposes that could affect its rates and charges.

     The Public Staff panel testified extensively regarding the known, expected, and potential benefits of the merger, as compared to its possible costs and risks, and the need to balance any costs and risks with benefits.

     The Public Staff panel testified that the benefits of the business combination for PSNC's ratepayers are the potential for cost savings that may occur as the result of consolidating PSNC's and SCANA's public utility operations and the strengthened financial position that will result because the merged company would be so much larger than PSNC alone. These benefits should enable PSNC to avoid rate increases of the same magnitude and frequency as in the past. In addition, any resulting gas costs savings would be passed through to ratepayers in purchased gas adjustment proceedings.

     The Public Staff panel recommended that Regulatory Condition 30 be imposed to reduce rates for PSNC's ratepayers and impose a rate cap to ensure that PSNC's ratepayers obtain tangible benefits from the merger. Exceptions to the rate cap are provided for normal gas cost adjustments, governmental actions, and significant unexpected events over which PSNC has no control. The Public Staff panel proposed that the recommended $2,087,084 rate reduction should occur in two separate steps. Assuming the merger closes on December 31, 1999, the Public Staff panel testified that the first rate reduction would be implemented effective July 1, 2000, and the second rate reduction would be implemented effective July 1, 2001. All rate schedules (including transportation) would be reduced by the same amount to reflect the rate reduction. This equates to a reduction of $0.0151 per dt six months after the merger closes and then another rate reduction of the same amount 18 months after the merger closes. A schedule showing the calculation of the rate reduction was admitted into evidence as Public Staff Panel Exhibit 2. The rate cap prevents PSNC, with certain exceptions, from increasing its rates until July 1, 2005, at the earliest (assuming a December 31, 1999 closing date).

     With respect to the costs of the merger, Public Staff witness Hoard pointed out that the treatment of acquisition premiums often has not been dealt with in merger proceedings in this State and in others. Rather, it has been determined in the context of subsequent rate cases and has been allowed in a number of states to the extent that merger savings or other benefits are achieved to offset it. Massachusetts, for example, allowed the company acquiring Bay State Gas Company to come back in and capture some of its acquisition costs at a later point in time. He further testified that while a fair number of jurisdictions have quantified savings, only some of them approved rate reductions, and most of these were small.

     In addition, the Public Staff panel testified that Regulatory Conditions 26 and 27 cover all direct and indirect merger-related costs, including (1) the acquisition adjustment; (2) investment bankers' and attorneys' fees; and (3) change-of-control and salary continuation agreements and/or other severance or personnel type arrangements that are reasonably attributable to the merger. These conditions provide that the estimated $495 million cost of the merger, which includes the estimated acquisition adjustment, will be excluded from PSNC's utility accounts.

     CUCA witness O'Donnell testified that he considered the benefits SCANA and PSNC claim to be largely illusory. He further testified that they had not done any analysis of merger savings and such an analysis is vital to a determination of whether the merger is in the public interest. Mr. O'Donnell criticized what he considered to be extremely high investment banker fees, material benefits to PSNC's directors, and generous severance agreements for PSNC employees. He further testified that PSNC could find savings by eliminating duplicative functions in the areas of billing, customer service, and executive management.

     In addition to the controverted issues with respect to the merger's benefits and costs, there was considerable disagreement about the extent to which cost savings would occur and the necessity for the Applicants to have filed a study of merger savings.

     SCANA witness Timmerman and PSNC witness Zeigler testified that cost savings were not a major reason for the merger, but that they did expect some savings to materialize from operating efficiencies. The Public Staff panel testified that it basically did its own study of savings by using the Applicants' integration team report and holding discussions with the Applicants. On cross-examination about why the Applicants' expected quantification had not been done on schedule, Public Staff witness Hoard indicated that the SEC's position that SCANA's acquisition of PSNC would make SCANA a registered holding company under PUHCA had changed the proposed organizational structure. Specifically, the need to set up a service company was a major change to the organizational structure that would change many of the assumptions about savings.

     On cross-examination of the Public Staff, CUCA asked a series of questions about whether the Public Staff had quantified savings in certain specified areas. The Public Staff panel members testified that they believed all of the potential areas of material cost savings that could be credibly quantified had been quantified. Most of the items of potential savings that were not quantified were viewed as too speculative to quantify at this time or were viewed as imposing costs that would offset part, if not all, of the potential savings. For example, Public Staff witness Hoard testified that he evaluated the potential for cost savings in the information technology area and concluded that while savings could be expected, there would also be a significant amount of costs added in that area. He testified that he did not believe he could credibly argue to the Commission that there were net savings in the information technology area.

     CUCA witness O'Donnell testified that one purpose of his testimony was to demonstrate that SCANA and PSNC's application was grossly inadequate compared to utility merger applications in other states, in large part because it did not include an analysis of merger savings.

     Based upon all of the evidence in the record, the Commission concludes that there are benefits to PSNC's ratepayers which will result from the proposed merger. The Applicants testified at length regarding the benefits that are not easily quantified, particularly at this stage of the process. The evidence shows that the merger will provide the benefit to North Carolina of a larger, more viable and more financially diverse company with a broader range of assets and increased ability to provide stable and reliable service. The utility environment is currently characterized by a trend toward consolidation, and small- to mid-sized gas utilities such as PSNC are particularly susceptible to acquisition.

As SCANA witness Timmerman testified, the proposed combination contemplates a stronger and more diverse company that is better able to compete regionally, but at the same time is committed to the maintenance of a strong corporate presence in North Carolina. The consequences of that presence, including the services of a good corporate citizen, the receipt of all corporate and other taxes, and the provision of significant employment opportunities, are benefits of the merger.

     An issue of particular concern to this Commission is that of natural gas expansion. Both SCANA witness Timmerman and PSNC witness Zeigler testified that the merger would provide additional resources for continued expansion of service in PSNC's franchise territory. PSNC's strengthened financial position will enable it to provide natural gas to more customers without the necessity for regular rate increases. CUCA argued that this was not a benefit because expansion funds are available for infeasible projects. However, as Public Staff witness Hoard testified, even the financing of infeasible projects with expansion funds puts upward pressure on rates. Further, expansion and bond funds are generally not available to build facilities in partially served counties. PSNC witness Zeigler testified that the combined entity is committed to using its best efforts to extend natural gas service, and that commitment extends to rapidly growing areas such as the Triangle where there are neighborhoods without gas service, and to work with state government to help provide natural gas solutions statewide.

     With respect to costs, the costs that would be most likely to affect PSNC's customers are those directly associated with the consummation of the merger. The Applicants committed in their testimony not to pass those costs on to PSNC's ratepayers. Regulatory Condition 26 specifically tracks that commitment by providing that all direct and indirect corporate cost increases, such as severance pay, associated with the merger will be excluded from consideration for ratemaking purposes. In addition, Regulatory Condition 27 prohibits any acquisition premium from being flowed through into PSNC's rates. While a number of other states did not resolve the issue in the merger proceeding of whether an acquisition premium is recoverable or allowed it to be recovered to the extent merger savings or other benefits could be shown in later proceedings, Regulatory Condition 27 resolves this issue in PSNC's ratepayers' favor by excluding the acquisition adjustment from rates in any subsequent proceeding.

     Based on the foregoing, the Commission concludes that PSNC's ratepayers are protected from all direct and indirect merger costs. In addition to this protection, the Regulatory Conditions provide for a five-year rate cap and a rate reduction that will continue at least for the five-year rate cap period. These annual rate reductions, when fully implemented, total in excess of $2 million, an amount that exceeds five percent of PSNC's 1998 net income. This rate reduction, while small, must be considered a benefit of the merger to PSNC's ratepayers.

     Accordingly, the Commission concludes that the commitments made by the Applicants, including their absorption of all direct and indirect merger costs and the acquisition adjustment that will be created upon closing, along with the rate reduction and five-year rate cap recommended by the Public Staff constitute an equitable allocation of benefits and costs between ratepayers and shareholders.

     With respect to the necessity of submitting a formal analysis of merger savings with a merger application, the Commission notes that to date it has never interpreted G.S. 62-111 to require that proposed business combination transactions be based upon demonstrations of specific cost savings. While an evaluation of potential savings resulting from a merger may provide relevant information, the Commission concludes that neither North Carolina law nor Commission rules or precedent currently require that a formal quantification of such savings be filed in every case. As the record makes clear, the Public Staff quantified all of the potential areas of material cost savings that it believed could be creditably quantified, and most of the items of potential savings that were not quantified were viewed as too speculative to quantify at this time or were viewed as imposing costs that would offset part, if not all, of the potential savings for a particular item. Given the Regulatory Conditions requiring the Applicants to absorb all merger costs, implementing a rate reduction, and imposing a five-year rate cap, the Commission concludes that merger-related savings have been sufficiently quantified in this case.

               EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT NO. 19

     The evidence for this finding of fact is found in the direct testimony of SCANA witness Timmerman, PSNC witness Zeigler, and the Public Staff panel.

     The Applicants presented evidence to support their contention that existing customers will benefit from receiving service from a stronger, more diverse company that is better positioned to provide stable and reliable service in any market or economic environment and capable of offering improved customer support. PSNC witness Zeigler testified that PSNC had evaluated the price differential between natural gas and electricity in PSNC's core market and concluded that, while PSNC's prices were still less expensive than its competitors, PSNC needed to beat the "bigger, stronger" electric companies on both price and service quality. He also testified that the quality of service provided to PSNC's customers would not deteriorate in any way as a result of the proposed merger. He based that conclusion on his assessment of the strong customer service commitment and financial viability of the combined entity, as well as the proliferation of products and services that should occur as a result of the merger.

     The Public Staff proposed a Regulatory Condition to address service quality concerns. As modified by the Commission, Regulatory Condition 31 requires PSNC to take steps to commit to providing superior natural gas services to North Carolina customers following the merger. This Regulatory Condition requires PSNC to file by December 31, 1999, service quality indices to measure service quality. The purpose of this Regulatory Condition is to ensure that the quality of service received by PSNC's customers does not decline due to changes in corporate structure or because of other potential effects of the merger. Public Staff witness Hoard testified that service quality would be monitored so that the quality of service at the very least would be maintained.

     Based on these facts and representations, the Commission concludes that service quality should not decline as a result of the merger.

            EVIDENCE AND CONCLUSIONS FOR FINDINGS OF FACT NOS. 20-23

     The evidence for these findings of fact is found in the direct testimony of SCANA witness Timmerman, PSNC witness Zeigler, the Public Staff panel, and CUCA witness Frankena, and in the rebuttal testimony of Applicants witness Julius A. Wright.

     SCANA witness Timmerman testified that the purpose of a Hart-Scott-Rodino filing is to allow either the Department of Justice or the FTC to look at the potential for anticompetitive behavior that may result from a merger. The agency to which the filing is assigned has 30 days to review it and determine whether seeking additional information is warranted. If no action is taken or no additional information requested, the filing is then deemed approved. SCANA witness Timmerman and PSNC witness Zeigler both testified in additional direct testimony that the FTC had been assigned to review their Hart-Scott-Rodino filings and that the waiting period for both companies expired without action at midnight on September 26, 1999.

     The Public Staff testified that it assumed that a market power problem would be created in the merger proceeding involving CP&L and North Carolina Natural Gas Corporation (NCNG), and therefore it developed regulatory conditions and a code of conduct to deal with all possible identified issues. In this case, the Public Staff panel testified, it started with the assumption that the same conditions and code of conduct would apply, although market power issues were not viewed as being significant in this case compared to the CP&L/NCNG merger.

     CUCA submitted the prefiled testimony of Dr. Mark Frankena, who provided a lengthy theoretical discussion of market power. Witness Frankena defined market power as the ability of a seller or group of sellers profitably to maintain prices above competitive levels by restricting output below competitive levels. A substantial market share or a market in which there are barriers to entry can create market power. He testified that it was appropriate to analyze a vertical electric-gas merger, such as the proposed

SCANA/PSNC merger, by using traditional antitrust principles. This requires the identification of the relevant products and the geographic scope of the relevant market, the computation of market shares and concentration in that market, an evaluation of conditions for entry into the market, and finally, based on this information, the making of inferences about the likely extent of market power.

     While witness Frankena discussed three theories that have been applied to vertical mergers between electric utilities that own generating capacity and natural gas companies, he applied only one of these theories to the proposed SCANA/PSNC merger. The theory for which he undertook a preliminary factual investigation for the Carolinas was the raising rivals' cost theory. He specifically recommended that the Commission investigate and evaluate the potential for the proposed merger to adversely affect the ability of rival electric generators to compete with incumbent generating companies in the Carolinas. He described this theory as the principal competitive theory that the FERC applies in evaluating mergers between electric generating companies and natural gas companies that are within its jurisdiction. He further asserted that if this merger required the FERC's approval, the Applicants would have been required to submit an analysis of the effects of the merger on competition using the raising rivals' cost theory.

     Witness Frankena testified that, pending a thorough investigation and analysis, North and South Carolina (minus the Tennessee Valley Authority (TVA) and Virginia Electric & Power Company (Virginia Power) control areas) appeared to be a plausible relevant geographic market in which to analyze market power over electric power during periods in which the demand for electricity is relatively high. This proposed market would be highly concentrated because together, Duke, CP&L, and SCE&G own or control over 80% of the generating capacity in the Carolinas.

     Under the raising rivals' cost theory, according to witness Frankena, SCANA could have the incentive to delay installation of gas-fired generating capacity by rivals in PSNC's territory in order to increase the price at which SCE&G is able to sell its own electric power. Because SCANA, CP&L, and Duke own large shares of generating capacity in the Carolinas, they may also exercise market power by reducing their output of electric power below competitive levels. Witness Frankena acknowledged that SCE&G has only 11% of the generating capacity in the Carolinas and that, acting alone, it is too small and has too little market share to exercise market power. However, he asserted it might nevertheless be able to do so by acting in unison with Duke and CP&L.

     The Applicants' rebuttal witness, Dr. Julius A. Wright, took issue with witness Frankena's position that additional consideration of the issue of market power is warranted on the facts of this case, giving both market-based and regulatory reasons for his conclusions.

     Witness Wright first took issue with witness Frankena's assertion that PSNC would have an incentive, or more importantly, the means to discriminate against alternative generators of electricity in either the sales or transportation of natural gas. First, a seller of any price-and-service regulated commodity, which PSNC is and will remain for the foreseeable future, has an obvious incentive to sell or transport as much of that commodity as possible. That is the primary way in which a regulated utility generates revenues and attempts to earn its allowed rate of return. To withhold sales or transportation would be ultimately self-defeating. Second, as a regulated utility, PSNC and its actions are governed by this Commission. PSNC would serve a new generator under either its filed tariff or a negotiated contract reviewed by the Commission. If the generator is served under the filed tariff, PSNC could only increase the rate through a general rate case in which it would bear the burden of proof. If the service to the new generator is rendered under a negotiated contract, then the contract will specify when and to what extent PSNC can increase the rate. If PSNC attempted to charge or increase a negotiated rate in any other manner, the generator could file a complaint with the Commission or pursue other legal alternatives. Furthermore, the interstate pipelines provide nondiscriminatory open access service, providing all customers with the same transportation rights as other similarly situated customers, and this Commission's regulations require PSNC to provide service on a non-discriminatory basis.

     Any attempt to delay service, abuse affiliate relationships, or charge discriminatory prices could be addressed by the Commission through its complaint procedures according to witness Wright. More specifically, however, witness Wright testified that he believed the Public Staff's proposed Code of Conduct, which covers affiliate abuses and other market power issues in detail, directly prohibits the very activities described by witness Frankena.

     Witness Wright further testified that retail electric rates (or prices) are regulated. The only way to increase these rates is through a general rate case or through the fuel adjustment mechanism for the cost of purchased power, both of which are lengthy detailed proceedings that do not allow the behavior that would be required for witness Frankena's concerns to have legitimacy.

     The Department of Justice, the FTC, and in a more limited context, the FERC, all of which have jurisdiction over mergers at the federal level, have examined the facts and found that they did not warrant additional investigation.

     The FTC, one of two federal agencies with antitrust jurisdiction, was assigned this case to review and considered the issue of whether the proposed merger warranted any additional investigation of market power issues. It concluded that it did not. CUCA witness Frankena argued that the FTC and the Department of Justice routinely defer to state commissions to address issues of market power and therefore the FTC's failure to act had no significance. The Commission notes, however, that market power in the wholesale market, which is the issue raised by Dr. Frankena, is more a matter of federal than state jurisdiction. Furthermore, Dr. Frankena himself acknowledged examples in which the federal agencies had taken action. The Commission is unwilling to assume, without more, that the federal agencies take their antitrust responsibilities as lightly as he suggests.

     Although the FERC does not have jurisdiction to approve SCANA and PSNC's proposed merger, it was required to evaluate the extent to which SCE&G has market power in the wholesale market in the context of deciding to allow SCE&G to charge market-based wholesale rates. Obviously, the FERC at that time did not have a significant concern about the possibility of SCE&G exerting market power in the wholesale market. In addition, contrary to witness Frankena's assertion that the FERC would have required SCANA and PSNC to submit an analysis of the
effects  of  the  merger  on  competition,   the  FERC's  order  concerning  the
disposition of San Diego Gas & Electric (SDG&E) and Enova Energy's jurisdictional facilities in conjunction with the merger of Enova Corporation and Pacific Enterprises states that the applicants in that case performed no analysis of the vertical effects of the proposed transaction. (Docket No. EC97-12-000, order dated June 25, 1997, p.22) According to that order, 68% of the installed generating capacity of the utilities in southern California is gas-fired. In addition, one of Pacific Enterprises' subsidiaries, Southern California Gas Company (SoCalGas), delivered gas to 96% of that gas-fired generation (excluding qualifying facilities). The FERC performed its own analysis and concluded that if the applicants committed to the remedial mechanisms discussed in the order (and if the California Commission accepted those remedial mechanisms over which it had jurisdiction), the proposed transaction would be consistent with the public interest. These remedial mechanisms included (1) ensuring that SoCalGas and SDG&E did not inappropriately share market information, (2) imposing and/or expanding restrictions to ensure that affiliate abuses did not occur between SoCalGas's natural gas pipeline and affiliated marketers and other affiliated energy companies, (3) ensuring the transparency of transactions involving sales and purchase of gas transportation services, and (4) requiring the separation of SDG&E's purchases of transportation service from SoCalGas for gas that is used for SDG&E's generators. The Commission notes that these remedial mechanisms are similar to the mechanisms provided in the Public Staff's proposed Regulatory Conditions and Code of Conduct.

     The Commission notes that there is a limited amount of gas-fired generation in operation at this time in North Carolina. The gas-fired generation that is currently being built is combustion turbines, and they are expected to run approximately 11% of the time. Witness Frankena's own testimony about newly constructed and proposed gas-fired generation in North Carolina reveals that it will be served by a number of suppliers. In fact, of the approximately 4,000 MW of gas-fired generation he discussed, only 320 MW of this capacity is in PSNC's territory.

     It also appears that witness Frankena's assumption that the Carolinas form the relevant geographic market because of transmission constraints was based on erroneous information. The Applicants' witness Wright conclusively showed that witness Frankena's use of 150 MW and 14 MW as the first-contingency total and incremental transfer capability from TVA to VACAR was an error. The 1999 VAST study shows this first- contingency total and incremental transfer capability to be 2,400 MW, some 16 times the amount reported by Dr. Frankena, while the 14 MW amount was shown to be irrelevant. The only market power issue raised in this proceeding is in the wholesale electric market, and it hinges on the assumptions that the relevant geographic market can be limited to the Carolinas and that SCANA and SCE&G can effectively raise rivals' costs, despite their small share of the wholesale electricity market. The Commission therefore concludes that witness Frankena's preliminary analysis of the potential for market power resulting from the SCANA/PSNC merger is flawed and not appropriately relied upon in this proceeding.

     The Commission concludes that CUCA's expressed concern about market power is too theoretical and unsupported to justify a delay in this proceeding for a more formal study to be undertaken, particularly given the very specific and detailed protections offered by the proposed Regulatory Conditions and Code of Conduct. The appropriateness of a code of conduct as a means of mitigating market power concerns is well-recognized nationwide. The FERC obviously considers codes of conduct and similar behavioral remedies to be effective means of limiting market power. In addition, CUCA witness Frankena's testimony that the FTC and the Department of Justice think behavioral remedies "won't do the job," is contradicted by Dr. Frankena's own Exhibit 3.

     Frankena  Exhibit 3 is a paper written by Dr. Frankena  entitled  "Vertical
Mergers: Analysis of Competitive Effects in Markets for Electric Power." Footnote 45 on page 37 of that paper clearly states that federal antitrust agencies are more inclined to accept behavioral remedies for competitive problems raised by vertical mergers than for horizontal. The reason given is that the conduct is easier to monitor in vertical cases because there is a party involved who has a strong incentive to alert the federal agencies to the inappropriate conduct.

     The Regulatory Conditions and Code of Conduct adopted by the Commission provide cost allocation and pricing standards, natural gas marketing standards, and an equal treatment standard; impose reporting requirements, requirements regarding the sharing of potentially competitively sensitive information, and requirements to file cost allocation manuals and annual reports on affiliate transactions; and provide other protective measures. The purpose of these requirements is to avoid even the possibility of affiliate abuse and, in essence, to prevent the possibility of SCANA exercising market power by raising rivals' costs. Finally, if any customer is denied access to natural gas or believes that the price for transportation service is excessive or unfair, a complaint process is available under both the Commission's rules and the Code of Conduct. Under the facts of this case, the Code of Conduct is adequate to address any market power issues which may arise.

     In summary, the Commission believes that the weight of the entire evidence of record in this case with regard to the market power issue does not reach a threshold sufficient to require the Applicants to submit a market power study at this point and thereby delay the proposed merger. In this case, CUCA argued that a market power analysis should have been performed. CUCA had the option of developing its own market power analysis and presenting it to the Commission. Yet, when asked whether CUCA had even requested the data to perform such an analysis, witness Frankena acknowledged the CUCA had asked "no such question." The testimony of the Public Staff and the Applicants as discussed above present facts in this case which cause the Commission to conclude that no further examination of market power is necessary or warranted.

            EVIDENCE AND CONCLUSIONS FOR FINDINGS OF FACT NOS. 24-26

     The evidence for these findings of fact is found in the direct testimony of SCANA witness Timmerman, PSNC witness Zeigler, CUCA witnesses O'Donnell and Frankena, and the Public Staff panel and in the rebuttal testimony of Applicants witness Wright.

     On cross-examination by the Applicants, the Public Staff panel agreed to a number of changes to its proposed Regulatory Conditions and Code of Conduct and reserved judgment on several requested changes. (On cross-examination, counsel for the Applicants made reference to the Regulatory Conditions filed in the Public Staff's direct testimony. The Commission notes that the Regulatory Conditions were subsequently modified and renumbered in Pubic Staff Panel
Exhibit 4. The Regulatory Conditions discussed below are numbered as in Public Staff Panel Exhibit 4.) Changes agreed to by the Public Staff panel were as follows:

     (1) With respect to Regulatory Condition 5, the Public Staff agreed that it does not apply to interstate pipeline capacity or storage rights that PSNC releases through an interstate pipeline electronic bulletin board or Internet site, when the Internet site becomes the communications mode under the regulations of the FERC.

     (2) With respect to Regulatory Condition 32, which requires PSNC and SCANA and their affiliates to file a current five-year plan for new or expanded pipeline facilities in North Carolina, the Public Staff agreed that such plans would be limited to projects costing $100,000 or more. Also, the Public Staff agreed that the first report would be due ninety (90) days after the issuance of the Commission's Order in this proceeding rather than on October 31, 1999, and all subsequent reports will be due on October 31.

     (3) With respect to Regulatory Conditions 29 and 31, which provide for future changes to the Regulatory Conditions and the Code of Conduct, some of which might not be acceptable to PSNC and SCANA, the Public Staff agreed that PSNC and SCANA would retain their rights to file exceptions and seek judicial review as provided by statute.

     (4) The Public Staff agreed to modify the definition of "Similarly Situated" in the Code of Conduct to strike "or relevant Standard Industrial Classification" and place a period after "swing."

     (5) In Part II of the Code of Conduct, the Public Staff agreed to strike the phrase "while not wholly inclusive or totally encompassing."

     (6) With respect to Paragraphs II(E)(3) and (4) of the Code of Conduct, the Public Staff agreed that PSNC would have to report the price of the gas commodity itself in addition to the rate for the transportation only if PSNC is selling the gas as well as providing the transportation. If PSNC only provides transportation, it will report only the transportation rate charged.

     (7) With respect to Paragraphs II(E)(5) of the Code of Conduct, the Public Staff agreed to change "two months" to "three months" as long as PSNC advised the Public Staff by facsimile or other immediate communication (e.g., Internet e-mail) of such transactions.

     (8) With respect to the Code of Conduct generally, the Public Staff agreed with PSNC that the activities of Sonat Public Service Company, LLC, would be governed by the Commission's Order in Docket No. G-5, Sub 366, rather than the Code of Conduct. This exception applies only to Sonat Public Service Company. It does not apply to any other marketing affiliate of PSNC, including any affiliate to which the activities of Sonat Public Service Company might be transferred as a result of the merger approved herein.

     The Public Staff and PSNC disagreed as to Paragraph II(C)(1) of the Code of Conduct, which prohibits joint calls by PSNC North Carolina jurisdictional operations and any affiliate, including any North Carolina non-jurisdictional operations. PSNC has requested that it be allowed to engage in such joint calls when the customer, primarily a large commercial and industrial customer, requests such calls as long as (1) the request is in writing and (2) PSNC agrees to engage in such joint calls with any non-affiliated marketer at either the request of the customer or the marketer. The Public Staff indicated in its Proposed Order that it did not disagree with this request. The Commission concludes that it will allow such joint calls on the following conditions: (a) the customer must request the joint call in writing, which can be sent by facsimile; (b) PSNC must participate in similar joint calls with non-affiliated marketers at the written request of either the customer or the non-affiliated marketer; (c) PSNC must post the procedures for such calls on its Internet site and otherwise reduce those procedures to writing and make them available to all customers (large commercial and industrial customers eligible for transportation) and non-
affiliated marketers; and (d) PSNC must keep a log, which identifies the customer, the marketer (affiliated or not), and the PSNC personnel participating, of all such joint calls, which will be available upon request by the Public Staff, any customer, or any nonaffiliated marketer.

     As the previous findings and discussions of the evidence in the record in this docket clearly establish, the Regulatory Conditions and Code of Conduct, as adopted herein, and the commitments by SCANA and PSNC in their testimony are adequate to ensure that there will be no adverse impact on the rates and service of PSNC's retail customers, that PSNC customers are as protected as much as possible from potential harm, and that they will receive sufficient benefits from the merger to offset any potential risks and harms.

     The Commission concludes that the business combination transaction proposed by SCANA and PSNC is justified by the public convenience and necessity and that the proposed exchange and redemption of PSNC stock in connection therewith are for a lawful object, are compatible with the public interest, are consistent with the proper performance by PSNC of its service to the public and will not impair PSNC's ability to provide that service at just and reasonable rates.

     Furthermore, the Regulatory Conditions and Code of Conduct adopted by the Commission herein, construed and applied consistently with the Commission's Rules and Regulations and the laws of North Carolina, are adequate to address any issues and complaints that might arise. To the extent new issues or concerns require that the Regulatory Conditions and/or Code of Conduct approved herein be modified, the Commission has full authority to modify them consistent with the public interest.

     Throughout cross-examination of the Public Staff witnesses and Applicants witness Wright, CUCA questioned the efficacy, adequacy and expeditiousness of the Commission's complaint proceeding in remedying potential discrimination or other market power abuses. For example, CUCA's counsel asked questions regarding the Commission's ability to order an award of money damages to a party that is alleging discrimination and the possible length of time required to resolve a dispute. The Commission notes that the proposed Code of Conduct contains a provision specifically requiring complaint procedures to be established to resolve potential complaints that arise in the context of affiliate relations. These procedures, however, do not affect a party's right to file a formal complaint with the Commission or otherwise communicate concerns directly to the Public Staff. The Commission endeavors to address all complaints as comprehensively and expeditiously as possible.

     While all possible risks and harms cannot be predicted, the Commission has full authority to deal with problems and issues as they arise. Chapter 62 of the North Carolina General Statutes grants the Commission such general power and authority to supervise and control the public utilities of the State as may be necessary to carry out the laws providing for their regulation and any and all such other powers and duties as may be necessary or incident to the proper discharge of the Commission's duties. The Commission also has been granted the power to establish such rules as are reasonable and necessary in order to administer and enforce Chapter 62. Chapter 62 and the Commission's Rules and Regulations also establish the procedures to be followed in proceedings before the Commission to ensure that all interested or aggrieved parties are given notice and an opportunity to be heard.

     It is the Commission's intention to enforce all of the Regulatory Conditions approved herein consistently with their intended goals. In addition, the Commission has inherent authority, consistent with the appropriate procedural mechanisms, to amend the Regulatory Conditions and Code of Conduct should circumstances warrant. To the extent that a party has a concern or complaint with respect to the actions of SCANA or PSNC or with the Commission's interpretation of the Regulatory Conditions and Code of Conduct, that party may seek relief from the Commission.

               EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT NO. 27

     This finding of fact is based on the testimony of CUCA witness O'Donnell and the rebuttal testimony of SCANA witness Kevin B. Marsh.

     In discussing what he termed the vital need to analyze merger savings in order to determine whether the merger is in the public interest, CUCA witness O'Donnell offered what he termed a "real world example." He then segued into an endorsement of the deregulation of natural gas retailing by discussing the gas market in Georgia. He testified that when a SCANA marketing subsidiary entered the deregulated gas market in Georgia, it offered a one-time $50 discount and an additional 5% discount off Atlanta Gas Light Company's rates. Witness O'Donnell argued that if SCANA offered North Carolina residential customers of PSNC the same level of savings it offered the Georgia residential customers, then the aggregate savings to PSNC's residential ratepayers would be at least $23.2 million in the first year and at least $9.2 million per year after that. Witness O'Donnell questioned if Georgia customers are benefiting more from deregulation than North Carolina customers are from a merger, then why is North Carolina not moving toward deregulation of the natural gas industry.

     SCANA rebuttal witness Marsh testified that it is inappropriate to compare the Georgia natural gas market to the natural gas market in North Carolina. In 1998, the State of Georgia enacted legislation giving natural gas utilities the option of unbundling natural gas sales from their regulated utility operations, thereby giving the customers the ability to choose a natural gas provider. The deregulated retail natural gas market in Georgia is still very immature, and many of the incentives and programs result in prices below cost for the purpose of enticing customers to switch to unregulated suppliers. He further testified that pricing has been very volatile since deregulation began in Georgia and that it is too early for meaningful comparisons or conclusions to be drawn. Witness Marsh concluded that Mr. O'Donnell's computations for savings for customers in Georgia are not accurate due to his reliance on and convenient selection of one-time, introductory pricing levels that do not consider the impact of changing market conditions or current market pricing.

     The Commission concludes that a determination of the relative benefits and detriments of the unbundling of natural gas is not before the Commission at this time. Whether SCANA's natural gas customers in the newly competitive gas market in Georgia have realized savings is irrelevant to the merger-related issues pending in this proceeding.

                               CONCLUSIONS OF LAW

     1. The relevant statutes, G.S. 62-111 and G.S. 62-161, give the Commission broad authority to review all aspects of proposed merger and securities transactions and to balance all potential benefits and costs of the transactions to determine if they should be authorized. Factors to be considered include such things as the maintenance of or improvement in service quality, the extent to which costs can be lowered and rates can be maintained or reduced, the extent to which the merger could have anticompetitive effects, and the continuation of effective state regulation.

     2. These statutes do not require the applicants for approval of a proposed business combination transaction to file a formal analysis of merger cost savings in every case. Cost savings are just one of the potential benefits to the public utility's jurisdictional ratepayers and one way of ensuring that those ratepayers are adequately protected from cost increases related to the merger.

     3. Approval should be given to SCANA and PSNC's proposed merger and securities transactions only if sufficient conditions are imposed to ensure that
(1) the merger transactions will have no known adverse impact on the rates and service of PSNC's ratepayers; (2) PSNC's ratepayers are protected as much as possible from potential harm; and (3) these ratepayers will receive sufficient benefit from the merger to offset any potential costs, risks, and harms.

     4. Based on its application of the foregoing standards to the facts of this case, with particular attention paid to the Regulatory Conditions and Code of Conduct approved herein, the Commission concludes that the requirements of G.S. 62-111 and G.S. 62-161 have been met, and the proposed merger and securities transactions should be approved. Specifically, the Commission concludes that the business combination transaction proposed by SCANA and PSNC is justified by the public convenience and necessity, and that the proposed exchange and redemption of PSNC stock in connection therewith are for a lawful object, are compatible with the public interest, are consistent with the proper performance by PSNC of its service to the public, and will not impair PSNC's ability to provide that service at just and reasonable rates.

     5. It is the intent of the foregoing Regulatory Conditions and attached Code of Conduct that PSNC's ratepayers shall be held harmless from any adverse effects of the merger, including potential actions by other regulatory jurisdictions relating to the merger, and that ratepayers shall receive benefits from the merger that are at least commensurate with the potential adverse effects of the merger.

     IT IS, THEREFORE, ORDERED as follows:

     1. That SCANA and PSNC's application to engage in a business combination transaction and to exchange and redeem securities in connection therewith, as described herein and in the application, is approved upon the commitments made by SCANA and PSNC and upon the following Regulatory Conditions with which SCANA and PSNC are hereby ordered to comply:

     (1) With respect to any transaction that is subject to Section 13 of the Public Utility Holding Company Act of 1935 (PUHCA), the following procedures shall apply:

          (a) PSNC shall not engage in any such transaction without first obtaining from the NCUC such authority as is required under North Carolina law accepting the contract that memorializes such a transaction and authorizing the payment of compensation or fees pursuant thereto. Proposed contracts must first be submitted to the Public Staff for informal review at least ten days before filing with the NCUC.

          (b)  Any such contract shall provide that PSNC

               (i) may not make or incur a charge under any such contract except in accordance with North Carolina law and the rules, regulations, and orders of the NCUC promulgated thereunder; and

               (ii) may not seek to  reflect  in  rates  any  cost  incurred  or revenue level earned under an agreement subject to the 1935 Act to the extent disallowed by the NCUC.

          (c) The SEC shall have found that such contract is not inconsistent with PUHCA except that no such finding by the SEC shall be required if no SEC approval of such contract is required under PUHCA.

     (2) Neither PSNC, SCANA, nor any affiliate thereof shall assert in any forum, with respect to any transaction to which PSNC is involved and which is subject to Section 13 of PUHCA, that PUHCA in any way preempts the NCUC from reviewing the reasonableness of any commitment entered into by PSNC and from disallowing costs of or imputing revenues to PSNC. Should any other entity so assert, PSNC, SCANA, or other affiliates shall not support any such assertion and shall, upon learning of such assertion, so advise and consult with the NCUC and the Public Staff regarding such assertion.

     (3) PSNC and SCANA shall request the SEC to include the following language in any order issued approving SCANA's acquisition of PSNC (the acquisition):

               Approval of this application in no way precludes the North Carolina Utilities Commission from scrutinizing and disallowing charges incurred or made or allowing or imputing a different level of such charges when setting rates for services rendered to customers of affiliated public utilities in North Carolina.

     (4) PSNC shall not take any service from an affiliate under circumstances where its costs incurred for that service (whether directly or through allocation) exceed fair market value.

     (5) With respect to the voluntary transfer by PSNC or any affiliate thereof to nonjurisdictional operations, an affiliate, and/or a nonaffiliate of the control or ownership of any asset or portion thereof used for the transmission, distribution, or other provision of natural gas service to customers in North Carolina:

          (a) SCANA and PSNC shall not commit to or carry out such a transfer except in accordance with North Carolina law and the rules, regulations and orders of the NCUC promulgated thereunder; and

          (b) PSNC may not reflect in rates the value of any such transfer subject to PUHCA except as allowed by the NCUC.

     (6) SCANA and PSNC shall include in their application for approval of the acquisition filed with the SEC pursuant to PUHCA the commitment set forth in paragraph 5 above.

     (7) SCANA and PSNC shall include in their application for approval of the acquisition filed with the SEC pursuant to PUHCA a request that the SEC include the following statement in its approval order(s):

               SCANA and PSNC recognize that the NCUC wishes to preserve its state law authority, under present or future state law, to require approval of transfers of control or ownership of any asset or portion thereof from PSNC or one or more of its affiliates to nonjurisdictional operations, affiliates, or nonaffiliates. Without conceding their right to assert that the NCUC does not and should not have such authority, SCANA and PSNC request the SEC to state, in its order approving the instant acquisition, that the SEC does not intend its approval of the acquisition to preclude a future state commission order mandating or otherwise exercising state authority over such a transfer of assets.

     (8) Any filing with the SEC in connection with asset transfers involving PSNC shall request that the SEC include the following language in its approval order(s):

               Approval of this application in no way precludes the North Carolina Utilities Commission from scrutinizing and establishing the value of the asset transfer for purposes of determining the rates for services rendered to PSNC's customers. It is the SEC's intention that the North Carolina Utilities Commission retain the right to review and determine the value of such asset transfer for purposes of determining rates.

     (9) Neither PSNC, SCANA, nor any affiliate thereof shall assert in any forum, with respect to any asset transfer transaction to which PSNC is involved and which is subject to PUHCA, that PUHCA in any way preempts the NCUC from (a) exercising such authority as it may have under North Carolina law to mandate, approve, or otherwise regulate a transfer of assets by or to PSNC, or (b) scrutinizing and establishing the value of the asset transfers for purposes of determining the rates for services rendered to PSNC's customers. Should any other entity so assert, PSNC, SCANA, or other affiliates shall not support any such assertion and shall, upon learning of such assertion, so advise and consult with the NCUC and the Public Staff regarding such assertion.

     (10) With respect to any financing transaction entered into between PSNC and SCANA or among PSNC and/or any one or more of its other affiliates, any contract memorializing such transaction shall provide that PSNC:

          (a) may not enter into any such financing transaction except in accordance with North Carolina law and the rules, regulations, and orders of the NCUC promulgated thereunder; and

          (b) may not reflect in rates the effect of any capital structure or debt and/or equity costs except as allowed by the NCUC.

     (11) PSNC and SCANA shall include in their application for approval of the acquisition filed with the SEC pursuant to PUHCA a request that the SEC include the following statement in its approval order(s):

               The SEC further finds that its approval of this acquisition or future financing arrangements does not preclude the NCUC or other regulatory authority from setting rates based on the assumption of a capital structure, a corporate structure, debt costs or equity costs that varies from the structure(s) or cost(s) approved in this Order.

     (12) Neither PSNC, SCANA, nor any other affiliate thereof shall assert in any forum, with respect to any financing transaction with which PSNC is involved and which is subject to PUHCA, that PUHCA in any way preempts the NCUC from exercising any lawful authority it may have over such financings or that the NCUC is precluded from setting rates based on the capital structure, corporate structure, debt costs, or equity costs that it finds to be appropriate for ratemaking purposes. Should any other entity so assert, PSNC, SCANA, or other affiliates shall not support any such assertion and shall, upon learning of such assertion, so advise and consult with the NCUC and the Public Staff regarding such assertion.

     (13) With respect to the above-described affiliate transactions, asset transfers, and financings, PSNC, SCANA, and their affiliates shall bear the full risk of any preemptive effects of PUHCA. The previous sentence includes, but is not limited to, agreement by PSNC, SCANA, and their affiliates to take all such actions as may be reasonably necessary and appropriate to hold North Carolina ratepayers harmless from rate increases, foregone opportunities for rate decreases, or other effects of such preemption. Such actions include, but are not limited to, filing with and obtaining approval from the SEC of such commitments as the NCUC deems reasonably necessary to prevent such preemptive effects.

     (14) If PUHCA is amended or replaced by future legislation, the parties shall meet promptly after the passage of such legislation and negotiate in good faith whether and how these conditions have been affected by such legislation and whether they should be revised or removed. In the event the parties are unable to reach agreement within a reasonable time after passage of such legislation, the unresolved issues shall be submitted to the NCUC for resolution.

     (15) PSNC is required to seek out and buy all goods and services from the lowest cost provider of comparable goods and services. To this end, PSNC must conduct an annual market price study for goods and services it receives from SCANA or other affiliates, which allows assessment of whether PSNC could have acquired the services at a lower market cost from nonaffiliated providers, or whether PSNC could have provided the service itself at lower cost.

     (16) PSNC shall file a cost allocation manual with the NCUC within six months after closing. The cost allocation manual shall describe how all direct, indirect, and other costs will be charged to capital projects, nonjurisdictional operations, and affiliates. In that connection, PSNC will perform a detailed review of the common costs to be allocated and allocation factors to be used. Within six months after closing, PSNC shall provide a list of items considered to be the shared services of PSNC and the basis for each determination.

     (17) SCANA and PSNC shall file with the NCUC, within six months after closing, a cost allocation manual for each service company or other affiliate providing goods and services to PSNC. Each cost allocation manual shall describe how all direct, indirect, and other costs of a service company or other affiliate will be charged among PSNC and its affiliates. In that connection, a detailed review must be performed of the common costs to be allocated and the allocation factors to be used. Within six months after closing, a list of the services and goods that are provided or are anticipated being provided shortly thereafter by a service company or other affiliate shall be filed with the NCUC. PSNC shall not commit to any cost allocation affected by any changes to such cost allocation manual or list of services and goods unless PSNC has submitted such changes to the NCUC and received its approval.

     (18) SCANA and PSNC shall file an annual report of affiliated transactions with the NCUC in a format prescribed by the NCUC. The first report on affiliated transactions shall be filed on March 31, 2001, for activity through December 31, 2000, and annually thereafter on March 31. Transactions affecting PSNC's regulated operations shall be reviewed regularly by its internal auditors. All workpapers shall be available for review by the Public Staff and the NCUC Staff.

     (19) PSNC shall keep its accounting books and records in a manner that will allow all components of the cost of capital to be identified easily and clearly on a separate basis.

     (20) SCANA and PSNC will identify at the time of PSNC's next rate case the amount of SCANA's equity investment in PSNC that is reflected in accounting records.

     (21) To the extent the cost rates of SCANA's or PSNC's long-term debt (more than one year), short-term debt (one year or less) or preferred stock are or have been adversely affected by the merger, through a downgrade or otherwise, a replacement cost rate to remove the effect will be used for all purposes affecting PSNC's rates and charges. This replacement cost rate will be applicable to all financings, refundings, and refinancings. This procedure will be effective through PSNC's next general rate case. As part of PSNC's next general rate case, any future procedure relating to a replacement cost calculation will be determined. This Regulatory Condition does not indicate a preference by any party for any specific debt rating or preferred stock rating for SCANA or PSNC on current or prospective bases.

     (22) SCANA and PSNC will identify as clearly as possible long-term debt (of more than one year duration) issued by PSNC or SCANA, as appropriate, with either (1) the assets that are or will be utilized to provide service to PSNC's regulated utility customers or (2) SCANA's or PSNC's existing debt to be replaced with the new debt issuance.

     (23) The cost of capital Regulatory Conditions also will apply to PSNC's determinations of its maximum allowable AFUDC rates, the rates of return applied to any of PSNC's deferral accounts and regulatory assets and liabilities that accrue a return, and any other component of PSNC's cost of service impacted by the cost of debt and/or preferred stock. PSNC will continue to apply an annual interest rate of 10% to its Deferred Gas Cost Accounts.

     (24) These Regulatory Conditions do not supersede any orders or directives that have been or will be issued by the NCUC regarding the issuance of specific securities by SCANA and PSNC. As with securities issuances prior to the announcement of the merger, the issuance of securities after the announcement of the merger does not restrict the NCUC's right to review, and if deemed appropriate, adjust SCANA's or PSNC's cost of capital for ratemaking purposes for the effect of these securities.

     (25) SCANA, PSNC, and their affiliates shall file with the NCUC a copy of all documents or reports filed with the SEC and provide a copy to the Public Staff. In addition, SCANA and PSNC shall provide a copy of all orders issued by the SEC.

     (26) All costs of the merger and all direct and indirect corporate cost increases (including those that may be assigned to SCANA, a service company or any affiliate), if any, attributable to the merger, will be excluded from PSNC's utility accounts, and shall be treated for accounting and ratemaking purposes so that they do not affect PSNC's natural gas rates and charges. For purposes of this condition, the term "corporate cost increases" is defined as costs in excess of the level that PSNC would have incurred using prudent business judgment had the merger not occurred.

     (27) Any acquisition adjustment that results from the business combination of SCANA and PSNC will be excluded from PSNC's utility accounts and treated for accounting and ratemaking purposes so that it does not affect PSNC's natural gas rates and charges.

     (28) In accordance with North Carolina law, SCANA and PSNC will provide the NCUC and the Public Staff full access to the books and records of SCANA and PSNC, their affiliates, and nonutility operations.

     (29) SCANA, PSNC, their affiliates, and PSNC's nonregulated operations shall be bound by the Code of Conduct approved by the NCUC in this proceeding. This Code shall be considered the minimum conditions to which the merged company is agreeing and shall not preclude the NCUC from amending the Code later to incorporate additional conditions. If necessary, the Code will be modified if there is a change in the merged company's organizational structure or if other changes occur that warrant such amendments.

     (30) PSNC shall reduce rates by $1,043,542 within six months of the closing date of its proposed business combination with SCANA and by an additional $1,043,542 within eighteen months of that closing date. In addition, none of the margin rates for gas sales and transportation services provided by PSNC will be increased for five years from the date the first rate reduction takes effect, except for the following reasons: (1) gas cost adjustments or changes in increments or decrements pursuant to G.S. 62-133.4 or NCUC Rule R1-17(k); (2) to reflect the financial impact of governmental action (legislative, executive, or regulatory) having a substantial specific impact on the gas industry generally or on a segment thereof that includes PSNC, including but not limited to major expenditures for environmental compliance; (3) to implement natural gas expansion surcharges imposed pursuant to G.S. 62-158; or (4) to reflect the financial impact of major expenditures associated with force majeure.

          For  purposes of this  Regulatory  Condition,  the term force  majeure means an occurrence that is beyond the control of PSNC and not attributable to its fault or negligence. Without limiting the foregoing, force majeure includes acts of nature, like earthquakes, cyclones, rain, tornadoes, hurricanes, flood, fire, acts of the public enemy, war, riots, strikes, mobilization, labor disputes, civil disorders, injunctions-intervention-acts, or failures or refusals to act by government authority; and other similar occurrences beyond the control of the party declaring force majeure which such party is unable to prevent by exercising reasonable diligence. To qualify as an exception, a force majeure event must be reported within 15 working days of its occurrence.

          Any request pursuant to these exceptions will include a specification of the reasons for the request and an accurate quantification of the financial impact of the request. For purposes of this condition, the "margin rate" is defined as the tariffed sales rate less the benchmark commodity cost of gas, fixed gas cost rate, and temporary increments and/or decrements imposed pursuant to G.S. 62-133.4 or NCUC Rule R1-17(k).

     (31) PSNC will take steps to implement its commitment to providing superior natural gas service to North Carolina customers following the merger. PSNC shall file with the Commission by December 31, 1999, the Service Quality Indices that it proposes to use to measure service quality. PSNC will work with the Public Staff to ensure that these indices are appropriate and to revise them if and when such revisions are necessary.

     (32) SCANA, PSNC, and their affiliates shall file a current five-year plan for new or expanded North Carolina gas pipeline facilities costing $100,000 or more with the NCUC 90 days after the date the Commission issues its final order in this proceeding, and updates shall be filed with the NCUC by October 31 every other year thereafter. Such plans shall incorporate details to the extent known or projected regarding the pipeline routing, specifications, and costs of the new or expanded gas pipeline facilities. The filing shall also describe each inquiry received from a party interested in locating gas-fired electric generation in North Carolina and report on the status of each inquiry (confidentially if necessary). To the extent substantial changes occur in any plans or proposals to expand or extend facilities, notice of such changes shall be promptly filed with the NCUC. To the extent customers want to have input into the pipeline expansion planning process, SCANA, PSNC, and their affiliates shall develop a process to encourage such input on an on-going basis.

     (33) Neither SCANA, PSNC, nor any affiliate will begin the construction of natural gas facilities in North Carolina, including a pipeline, to serve an electric generating plant without filing a notice of intent with the NCUC. The notice of intent shall be filed well in advance of any construction-related activity, including the acquisition of any rights-of-way. Any application for a certificate of public convenience and necessity filed with the NCUC by SCANA or an affiliate shall incorporate details with respect to the routing of any new or expanded gas pipeline or other facilities required to serve the proposed electric generating plant and details about any proposed pipeline routing and specifications related to any new or expanded natural gas facilities needed to provide gas and/or transportation service to the proposed electric generating plant.

     (34) PSNC shall pursue the expansion of gas service to unserved areas of its franchise territory consistent with the gas expansion policy of the State as enunciated in G.S. 62-2(9) and the NCUC's policies pursuant thereto.

     (35) PSNC shall utilize competitive solicitation procedures to determine future long-term sources of interstate pipeline capacity and supply. The determination of the appropriate source(s) for the interstate pipeline capacity and supply shall be made by PSNC on the basis of the benefits and costs of such source(s) specifically to PSNC's gas customers.

     (36) PSNC shall not recover from ratepayers the margins lost as the result of bypass by an interstate gas pipeline in which SCANA or any affiliate has an ownership interest.

     2. That the Code of Conduct attached hereto as Appendix A is hereby approved, and SCANA and PSNC are hereby ordered to comply therewith.

         ISSUED BY ORDER OF THE COMMISSION.

         This the 7th day of December, 1999.

                                          NORTH CAROLINA UTILITIES COMMISSION

                                          /s/ Geneva S. Thigpen, Chief Clerk

                                          Geneva S. Thigpen, Chief Clerk


Chairman Jo Anne Sanford filed a concurring opinion.
Commissioner Judy Hunt joins in Chairman Jo Anne Sanford's concurring opinion. Commissioner Sam J. Ervin, IV did not participate.

                             DOCKET NO. G-5, SUB 400
                                 DOCKET NO. G-43


     Chairman Jo Anne Sanford Concurring:

     I have voted for the majority order in these dockets and I fully support it. However, I write this concurring opinion to call attention to a particular concern of mine, that service quality not suffer as a result of this merger. I recognize that this was a concern of the Public Staff and that the Public Staff recommended a Regulatory Condition to the effect that PSNC would continue its commitment to providing superior service. However, only weeks after the Public Staff filed this recommendation, PSNC's customers experienced service problems so severe that they were the subject of television and newspaper reports. The problems related to PSNC customers' inability to contact company representatives by telephone. I recognize that this is not a part of the record in this case, and I have not let it influence my vote herein. I simply want to emphasize that I view PSNC's commitment to service quality as an important aspect of the public convenience and necessity that must be served by the merged companies.
Regulatory Condition 31 as adopted by the Commission requires PSNC "to take steps to implement its commitment to provide superior natural gas service to North Carolina customers following the merger," and I urge PSNC to give this Condition its highest priority.

                                                       \s\ Jo Anne Sanford

                                                       Chairman Jo Anne Sanford

                                                                      APPENDIX A
                                                                    Page 1 of 11

                            CODE OF CONDUCT GOVERNING
                             THE RELATIONSHIP AMONG

                 PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INC.,
                               AND ITS AFFILIATES

I.   DEFINITIONS

     For purposes of this Code of Conduct, the terms listed below shall have the following definitions:

     Affiliate: Any company, including SCANA, that has ownership in common with PSNC, with ownership being ten percent (10%) or more of the outstanding voting securities owned, controlled, or held with the power to vote, directly or indirectly.

     Confidential   Systems   Operation    Information:    Interstate   pipeline
     transportation,   storage,  distribution,  gas  supply,  or  other  similar
     information that pertains to the NC Jurisdictional Operations.

     Customer: Any natural gas sales or natural gas transportation customer of the NC Jurisdictional Operations located within PSNC's franchised service area.

     Customer Information: Any and all customer specific information obtained by the NC Jurisdictional Operations.

     Foreign  Regulated  Operations:   The  public  utility  activities  of  the
     affiliates that are regulated by the South Carolina Public Service Commission, the Federal Energy Regulatory Commission, or other regulatory bodies.

     Fully Distributed Costs: All direct and indirect costs, including overheads and the cost of capital, incurred in providing the goods and services in question.

     Gas Marketing Affiliate: An affiliate, the business unit of an affiliate, or nonjurisdictional operation of PSNC that is engaged in the unregulated sale, arrangement, brokering or management of gas supply, pipeline capacity, or gas storage.

     Gas Marketing Affiliate Personnel: An employee or other representative of the gas marketing affiliate that is involved in fulfilling the business purpose of the gas marketing affiliate. An officer or director of both the NC Jurisdictional Operations and a gas marketing affiliate shall not be considered gas marketing affiliate

                                                                      APPENDIX A
                                                                    Page 2 of 11

     personnel unless that individual is directly involved in fulfilling the business purpose of the gas marketing affiliate.

     NC Jurisdictional Operations: The public utility operations of Public Service Company of North Carolina, Inc., as defined in N.C.G.S. 62-3(23).

     NC Nonjurisdictional Operations: All activities engaged in by Public Service Company of North Carolina, Inc., that are not a public utility operation as defined in N.C.G.S. 62-3(23).

     Natural Gas Services: NCUC-regulated natural gas sales and natural gas transportation, and other related services, including, but not limited to, metering and billing.

     NCUC: The North Carolina Utilities Commission.

     PSNC: Public Service Company of North Carolina, Inc.

     PSNC Operating Personnel: An employee or other representative of the NC Jurisdictional Operations that is involved in the acquisition, marketing, pricing, or scheduling of gas supply, interstate pipeline capacity, or gas storage facilities on behalf of NC Jurisdictional Operations. PSNC operating personnel also includes personnel involved in managing the NC Jurisdictional Operations's facilities or responsible for determining which customers to curtail, or involved in selling products and services to the NC Jurisdictional Operations' customers eligible to purchase gas, products, and services from persons other than the NC Jurisdictional Operations.

     Nonaffiliated Gas Marketer: An entity, not affiliated with PSNC or SCANA, that is engaged in the unregulated sale, arrangement, brokering or management of gas supply, pipeline capacity, or gas storage.

     SCANA: The holding company that owns PSNC, which is an affiliate of PSNC.

     Service Company: An affiliate that provides shared goods and/or services to PSNC and other affiliates.

     Shipper: A gas marketing affiliate, nonaffiliated marketer, a municipal gas customer, or end-user of gas.

                                                                      APPENDIX A
                                                                    Page 3 of 11

     Similarly Situated: Possessing comparable characteristics, such as, the type and delivered price of alternative fuel used, gas curtailment priority, daily usage and daily load swing.

II.  CODE OF CONDUCT

     This Code of Conduct establishes the minimum guidelines and rules that apply to transactions involving PSNC and/or one or more of the affiliates and/or one or more of the NC Nonjurisdictional Operations. This Code of Conduct will become applicable on the date that it is approved by the NCUC.

     A.   GENERAL STANDARDS

          1. Equal Treatment - PSNC shall not show any preference to: customers of the affiliates or NC Nonjurisdictional Operations; and/or requests for service from affiliates or NC Nonjurisdictional Operations, as compared to nonaffiliated entities and their customers.

          2. Cross-subsidies involving PSNC and one or more of the affiliates and/or one or more of the NC Nonjurisdictional Operations are prohibited.

          3. Separation - PSNC and the affiliates shall operate independently of each other (except for sharing of services under Section II.D.3). PSNC and each of the affiliates shall maintain separate books and records. The NC Nonjurisdictional Operations shall maintain separate records to ensure appropriate cost allocations and any requirements of arm's length transactions. PSNC and the affiliates shall conduct business from physically separate offices located on different floors or in different buildings. However, PSNC and the affiliates may share offices to the extent necessary to perform those shared corporate functions permitted under Section II.D.3 of this Code of Conduct.

          4. Disclosure of Confidential System Operations Information - Confidential System Operations Information shall not be disclosed to an affiliate or NC Nonjurisdictional Operation without approval from the NCUC. Notwithstanding the prohibitions established by this subsection, the NC Jurisdictional Operations may disclose Confidential System Operations Information to a Service Company but only pursuant to a Service Agreement filed with the NCUC. Such Confidential System Operations Information shall only be disclosed

                                                                        APPENDIX
                                                                    Page 4 of 11

               to those Service Company employees performing the functions that utilize the information and the information shall be stored in such a manner that only the Service Company employees that utilize the information shall have access to the information. Every effort must be made to prevent the use of such information in an anticompetitive or otherwise inappropriate ways.

          5. Disclosure of Customer Information - Upon request, the NC Jurisdictional Operations shall provide natural gas Customer Information to the affiliates and the NC Nonjurisdictional Operations under the same terms and conditions that such information is provided to all nonaffiliates. Customer Information shall not be disclosed to any person or company without the Customer's consent except to the extent provided for in Section II.D.3. If disclosed, it must be done with advance public notification, in a manner determined by the NCUC to ensure that the opportunity to receive the disclosed information is made available to nonaffiliates at the same time that it is made available to affiliates and/or NC Nonjurisdictional Operations. Notwithstanding the prohibitions established by this subsection, the NC Jurisdictional Operations may disclose Customer Information to a Service Company without Customer consent and without making the information available to any other person or company in order to allow a Service Company to perform billing services for the NC Jurisdictional Operations. Such Customer Information shall only be disclosed to those Service Company employees performing billing operations and shall be stored in such a manner that only the Service Company employees that perform billing operations and employees in a Service Company who are responsible for responding to customer inquiries concerning customer service and billing matters may access the information.

     B.   NONDISCRIMINATION AND INFORMATION STANDARDS

          1. The NC Jurisdictional Operations shall process all similar requests for Natural Gas Services in the same manner and timely fashion, whether requested on behalf of an affiliate, a NC Nonjurisdictional Operation or a nonaffiliated entity. The NC
               Jurisdictional Operations shall apply the provisions of its tariffs equally to affiliates, NC Nonjurisdictional Operations and nonaffiliates.

                                                                      APPENDIX A
                                                                    Page 5 of 11

          2. The NC Jurisdictional Operations will not represent to any Customer that any affiliate and/or NC Nonjurisdictional operation will receive any preference from the NC Jurisdictional Operations relative to providing Natural Gas Services over any unaffiliated service provider, nor will the NC Jurisdictional Operations provide any affiliates and/or any NC Nonjurisdictional operations with any preference over nonaffiliates in the provision of Natural Gas Services.

          3. The NC Jurisdictional Operations shall not condition or otherwise tie the provision or terms of any Natural Gas Services to the purchasing of any goods or services from an affiliate and/or a NC Nonjurisdictional Operation.

          4. When any NC Jurisdictional Operations employee receives a request for information from or provides information to a Customer about an affiliate and/or a NC Nonjurisdictional Operation service, the employee must advise the Customer that such services may also be available from nonaffiliated suppliers.

     C.   MARKETING STANDARDS

          1. The NC Jurisdictional Operations, the affiliates, and the NC Nonjurisdictional Operations may engage in joint sales, joint sales calls, joint proposals, and/or joint advertising, subject to any conditions or restrictions that the NCUC may hereafter establish, provided the NC Jurisdictional Operations agrees to engage in similar activities with nonaffiliates under the same terms and conditions. However, the NC Jurisdictional Operations and a gas marketing affiliate collectively may not engage in joint sales, joint sales calls, joint proposals and/or joint advertising except as provided for herein. NC Jurisdictional Operations and a gas marketing affiliate collectively may engage in joint sales calls only if the following conditions are met:
               (a) the customer must request the joint call in writing, which can be sent by facsimile; (b) PSNC must participate in similar joint calls with nonaffiliated marketers at the written request of either the customer or the nonafilliated marketer; (c) PSNC must post the procedures for such calls on its web site and otherwise reduce those procedures to writing and make them available to all customers (large commercial and industrial customers eligible for transportation) and nonaffiliated marketers; and (d) PSNC must keep a log of all such



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                                                                      APPENDIX A
                                                                    Page 6 of 11

               joint calls that identifies the customer, the marketer (affiliated or not) and the participating PSNC personnel, with such log being available upon request by the Commission, Public Staff, any customer, or any nonaffiliated marketer. PSNC operating personnel must not provide sales leads to its gas marketing affiliate. The NC Jurisdictional Operations shall post certain information regarding the joint marketing programs/calls on the corporate internet web site at least 14 days prior to commencing a joint marketing arrangement and the information shall remain posted on the web site for the duration of the arrangement. The information disclosed on the web site shall include a description and terms for the joint marketing arrangement. Posting of the terms for the joint marketing arrangement shall include an offer by the NC Jurisdictional Operations to engage in joint marketing on such terms with nonaffiliates.

          2.   Affiliates   may  not  use  PSNC's   name   and/or  logo  in  any
               communications unless a disclaimer is included that states the following:

               (a) "[Affiliate] is not the same company as [Utility], and [Affiliate] has separate management and separate employees;"

               (b)  "[Affiliate]   is  not  regulated  by  the  North   Carolina
                    Utilities Commission or in any way sanctioned by the Commission;"

               (c) "there is no advantage to customers of [Utility] if they buy products or services from [Affiliate];" and

               (d) "a customer does not have to buy products or services from [Affiliate] in order to continue to receive the same safe and reliable natural gas service from [Utility]."

               The NC Nonjurisdictional Operations may not use PSNC's name and/or logo in any communications unless a disclaimer is included that states the following:

               (a) "[ Nonjurisdictional operation] is not part of the regulated services offered by [Utility] and is not in any



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                                                                      APPENDIX A
                                                                    Page 7 of 11

                    way sanctioned by the North Carolina Utilities Commission;"

               (b) "there is no advantage to customers of [Utility] if they buy products or services from [Nonjurisdictional operation]," and

               (c) "a customer does not have to buy products or services from [Nonjurisdictional operation] in order to continue to receive the same safe and reliable natural gas service from [Utility]."

               The required disclaimer must be sized and displayed in a way that is commensurate with the name and/or logo so that the disclaimer is no smaller than the larger of one-half the size of the type that first displays the name and logo or the predominant type used in the communication.

          3. Personnel of an affiliate or a NC Nonjurisdictional Operation shall not give the appearance that the affiliate or the NC Nonjurisdictional Operation speaks on behalf of the NC Jurisdictional Operations.

          4. Personnel of PSNC, an affiliate, or a NC Nonjurisdictional Operation shall not indicate to a third party that any advantage exists as the result of that third party dealing with an affiliate or a NC Nonjurisdictional Operation as compared with a nonaffiliate.

     D.   COST ALLOCATION AND TRANSFER PRICING STANDARDS

          1. As a general guideline, with regard to the transfer prices charged for goods and services, including the use and/or transfer of personnel, exchanged between and among the NC Jurisdictional Operations, the affiliates and the NC Nonjurisdictional Operations, the following conditions shall apply:

               a) For untariffed goods and/or services provided by the NC Jurisdictional Operations to an affiliate and/or a NC Nonjurisdictional Operation, the transfer price shall be the higher of market value or fully distributed cost.

               b)   For  untariffed   goods  and/or  services   provided  by  an
                    affiliate and/or a NC Nonjurisdictional Operation to the NC



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                                                                      APPENDIX A
                                                                    Page 8 of 11

                    Jurisdictional Operations, the transfer price charged by the affiliate and/or the NC Nonjurisdictional Operation to the NC Jurisdictional Operations shall be the lower of market value or the affiliate's or the NC Nonjurisdictional Operations' fully distributed cost. If the NC Jurisdictional Operation does not engage in competitive solicitation and instead obtains the goods and/or services from an affiliate and/or a NC Nonjurisdictional Operation, the NC
                    Jurisdictional Operations shall implement adequate safeguards to ensure utility customers receive service at the lowest cost in each case.

               c) For jurisdictional gas sales and/or transportation services provided by the NC Jurisdictional Operations to the affiliates and/or the NC Nonjurisdictional Operations, the NC Jurisdictional Operations shall provide service to the affiliates and/or the NC Nonjurisdictional Operations at the same price and terms that are made available to other similarly situated customers.

          2. All permitted transactions between the NC Jurisdictional Operations and the affiliates, and the NC Nonjurisdictional Operations shall be recorded and accounted for in accordance with PSNC's cost allocation manual.

          3. A Service Company may provide the NC Jurisdictional Operations, the affiliates and the NC Nonjurisdictional Operations with certain corporate services and functions on a joint basis. Such shared services shall be charged among the NC Jurisdictional Operations, the affiliates and the NC Nonjurisdictional Operations. Shared services shall be those provided in response to Regulatory Condition 17, subject to approval by the NCUC.

          4. The NC Jurisdictional Operations may participate with one or more Foreign Regulated Operations in joint purchases of goods and services. All joint purchases, including leases, shall be priced in a manner that permits clear identification of each participant's portion of such purchases or leases. The NC Jurisdictional Operations shall not engage in joint purchases with affiliates and/or NC Nonjurisdictional Operations, except Foreign Regulated Operations, unless specifically permitted in advance by NCUC order upon a finding that it is in the best interest of ratepayers.



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                                                                      APPENDIX A
                                                                    Page 9 of 11

          5. Any costs the NC Jurisdictional Operations incurs in assembling, compiling, preparing and/or furnishing requested customer information to an affiliate, a NC Nonjurisdictional Operation or a nonaffiliate shall be recovered from the requesting party pursuant to Section II.D.1 of this Code of Conduct.

          6. Any technology or trade secrets developed by the NC Jurisdictional Operations will not be transferred to any of the affiliates and/or the NC Nonjurisdictional Operations without just compensation from the affiliate and/or the NC
               Nonjurisdictional Operation, and shall file notice with the Public Staff and NCUC at least 60 days prior to the transfer.

          7. The NC Jurisdictional Operations shall receive compensation from the affiliates and the NC Nonjurisdictional Operations for intangible benefits, if appropriate.

     E.   REGULATORY OVERSIGHT

          1. The State's existing requirements under N.C.G.S. 62-153 for reporting of affiliate transactions shall apply.

          2. The books and records of PSNC, the affiliates and the NC Nonjurisdictional Operations shall be open for examination by the NCUC, its staff, and the Public Staff consistent with the provisions of N.C.G.S. 62-34, 62-37, and 62-51.

          3. The NC Jurisdictional Operations shall identify the volumes and prices for deliveries to any electric generating facilities owned or operated by the affiliates in its monthly negotiated loss report to the NCUC.

          4. When requested, the NC Jurisdictional Operations shall disclose on a confidential basis to nonaffiliated electricity generators on its system the gas supply and transportation prices, characteristics, and other terms of service for gas deliveries to the affiliates for electric generation.

          5. All gas supply and/or transportation arrangements between the NC Jurisdictional Operations and the affiliates, and/or the NC Nonjurisdictional Operations of more than three months shall be filed with the NCUC in advance, provided that the Public Staff is advised

                                                                      APPENDIX A
                                                                   Page 10 of 11

               of transactions of shorter durations by facsimile or other means of immediate communications.

     F. COMPLAINT PROCEDURE - The NC Jurisdictional Operations shall establish complaint procedures to resolve potential complaints that arise due to the relationship of the NC Jurisdictional Operations with the affiliates and/or the NC Jurisdictional Operations. These complaint procedures do not affect a complainant's right to file a formal complaint with or otherwise address questions to the NCUC. The complaint procedures shall provide for the following:

          1. Verbal and written complaints shall be referred to a designated representative of the NC Jurisdictional Operations .

          2. The designated representative shall provide written notification to the complainant within 15 days that the complaint has been received.

          3.   The NC Jurisdictional  Operations shall investigate the complaint
               and  communicate  the  results  of  the   investigation   to  the
               complainant within 60 days of receiving the complaint.

          4.   The  NC  Jurisdictional   Operations  shall  maintain  a  log  of
               complaints and related records for inspection by the NCUC, its staff or Public Staff.

          5. If the complainant is not satisfied, the NC Jurisdictional Operations shall inform the NCUC, its staff and/or Public Staff of the complaint.

     G. UTILITY BILLING FORMAT - To the extent the Customer's bill includes charges for unregulated services, such charges shall be separated from all regulated Natural Gas Services and contain the following introductory notice in bold print: Your natural gas service may not be terminated for failure to pay for the following unregulated services.

     H.   NATURAL GAS MARKETING STANDARDS

          1. The NC Jurisdictional Operations shall treat similarly situated shippers in the same manner with respect to the delivery of gas on distribution facilities, contract terms, the scheduling of gas supplies, balancing provisions, and allocation of gas supplies and capacity at city gate stations.

                                                                      APPENDIX A
                                                                   Page 11 of 11

          2. All NC Jurisdictional Operations information pertaining to interstate pipeline transportation, storage, distribution, or gas supply that is provided to a gas marketing affiliate shall be made available to all shippers on a contemporaneous, nondiscriminatory and nonpreferential basis by posting the information on the corporate internet web site and provided in a written form upon the request of a shipper. Aggregate customer information and market data made available to shippers shall be made available on a similar basis.

          3. The NC Jurisdictional Operations shall not disclose information provided by nonaffiliated marketers and customers to its marketing affiliate, unless such parties specifically authorize disclosure of the information.

          4. A gas marketing affiliate shall function independently of the NC Jurisdictional Operations and gas marketing affiliate personnel must be located in a facility that is physically separate from that used by the PSNC Operating Personnel performing similar functions.

          5. PSNC Operating Personnel may not perform any of the following functions on behalf of a gas marketing affiliate:

               (a)  Purchase gas, pipeline capacity or storage capacity.
               (b)  Market or sell gas and related services.
               (c)  Price or administer products and services.
               (d)  Hire and/or train marketing affiliate personnel.
               (e)  Offer consulting services regarding gas functions.

          6. An individual may be an officer or director of both PSNC and a gas marketing affiliate provided that the individual does not obtain or use knowledge of market-sensitive information for more than one of the entities. PSNC shall post on the corporate internet web site the identity, job title and responsibilities for each officer or director that falls within the definition of PSNC Operating Personnel.

          7. The NC Jurisdictional Operations shall post its criteria for evaluating proposals from shippers on the corporate internet web site. The NC Jurisdictional Operations shall not give one shipper any form of preference over other similarly situated shippers in matters relating to assignment, release, or other transfer of capacity rights on interstate pipeline systems.

          8. The NC Jurisdictional Operations shall post on the corporate internet web site a current list of contact persons and telephone numbers of all gas marketers that are active on its system.